UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            PAPERCLIP SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0006988211
                     ---------------------------------------
                                 (CUSIP Number)

  James W. Giddens, solely in his    with a copy to:      James B. Kobak, Jr.
    capacity as trustee for the                        Hughes Hubbard & Reed LLP
           liquidation of                               One Battery Park Plaza
 the business of A.R. Baron & Co., Inc.                   New York, New York
           P.O. Box 359,                                      10004-1482
       Bowling Green Station                                 212-837-6000
      New York, New York 10274
            212-425-3005

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 23, 2000
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)




                                Page 1 of 6 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















































                                Page 2 of 6 Pages

----------------------------                         ---------------------------
CUSIP NO. 0006988211                13D              PAGE    3   OF    6   PAGES
          ----------
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James W. Giddens, solely in his capacity as trustee under the Securities Investor Protection Act pursuant to a court order described herein.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)  |_|
                                                               (b)  |_|
--------------------------------------------------------------------------------
   3  SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                    |_|
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                        347,800 Shares

   NUMBER OF
                ----------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER

 BENEFICIALLY           0 Shares

   OWNED BY
                ----------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER

   REPORTING            347,800 Shares

    PERSON
                ----------------------------------------------------------------
     WITH        10  SHARED DISPOSITIVE POWER

                        0 Shares


--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         347,800 Shares

--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    |_|
--------------------------------------------------------------------------------

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.3%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 amends and supplements the Schedule 13D filed on August 27, 1996 (the "Schedule 13D") by James W. Giddens, solely in his capacity as trustee under SIPA, with respect to the Common Stock of the Issuer. All capitalized terms used in this Amendment and not otherwise defined herein have the meaning set forth in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

      (a)The Trustee believes that, for the purposes of Rule 13d-3(a) under the Act, as of April 6, 2000, he was the beneficial owner of 347,800 shares of Common Stock (the "Shares"), of which 247,800 are Shares underlying currently exerciseable Redeemable Class A Purchase Warrants of the Issuer (the "Warrants"). The Shares represent approximately 4.3% of the total outstanding shares of Common Stock (based on the Issuer's most recently available filing with the Securities and Exchange Commission).

      (b)The Trustee believes that he has the sole power to vote and direct the vote, and the sole power to dispose or direct the disposition, of the Shares.

      (c)Since the filing of Amendment No. 1 to Schedule 13D on June 4, 1999, with respect to the Common Stock, the Trustee has effected the following dispositions which he believes cumulatively may constitute a material change in beneficial ownership under Rule 13d-2(a) and reduce the beneficial ownership of the Shares to less than 5% of the total outstanding shares of Common Stock:

            i. On May 21, 1999, the Trustee sold 15,000 shares of Common Stock for $.20 per share in an open market transaction.

            ii. On June 9, 1999, the Trustee sold 25,000 shares of Common Stock for $.23 per share in an open market transaction.

            iii. On June 11, 1999, the Trustee sold 25,000 shares of Common Stock for $.224 per share in an open market transaction.

            iv. On June 18, 1999, the Trustee sold 10,000 shares of Common Stock for $.21 per share in an open market transaction.

            v. On July 20, 1999, the Trustee sold 27,840 shares of Common Stock for $.16 per share in an open market transaction.

            vi. On August 6, 1999, the Trustee sold 10,000 shares of Common Stock for $.14 per share in an open market transaction.

            vii. On August 25, 1999, the Trustee sold 25,000 shares of Common Stock for $.12 per share in an open market transaction.


                                Page 4 of 6 Pages

            viii. On January 12, 2000,  the Trustee sold 50,000 shares of Common
                  Stock for $.09 per share in an open market transaction.

            ix. On January 21, 2000, the Trustee sold 50,000 shares of Common Stock for $.10 per share in an open market transaction.

            x. On February 1, 2000, the Trustee sold 50,000 shares of Common Stock for $.16 per share in an open market transaction.

            xi. On February 3, 2000, the Trustee sold 25,000 shares of Common Stock for $.19 per share in an open market transaction.

            xii. On February 4, 2000, the Trustee sold 150,000 shares of Common Stock for $.249 per share in an open market transaction.

            xiii. On February 7, 2000,  the Trustee sold 50,000 shares of Common
                  Stock for $.236 per share in an open market transaction.

            xiv. On February 8, 2000, the Trustee sold 20,000 shares of Common Stock for $.22 per share in an open market transaction.

            xv. On February 16, 2000, the Trustee sold 25,000 shares of Common Stock for $.21 per share in an open market transaction.

            xvi. On February 22, 2000, the Trustee sold 50,000 shares of Common Stock for $.205 per share in an open market transaction.

            xvii. On February  23,  2000,  the Trustee  sold  545,000  shares of
                  Common Stock for $.16 per share in a privately negotiated transaction.

            xviii.On March 17, 2000, the Trustee sold 100,000  Warrants for $.06 per warrant in an open market transaction.

            xix. On March 20, 2000, the Trustee sold 15,000 Warrants for $.07 per warrant in an open market transaction.













                                Page 5 of 6 Pages

                                   SIGNATURES



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Date: April 6, 2000

                                By: /S/ JAMES W. GIDDENS
                                    --------------------------------------------
                                    James W. Giddens, solely as trustee
                                       pursuant to a court order dated
                                       July 11, 1996


































                                Page 6 of 6 Pages